Royal Caribbean Cruises Ltd.

1050 Caribbean Way
Miami, Fl 33132.2096 USA
Tel: 305.539.6000
www.royalcaribbean.com

July 24, 2009

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC	20549-3561

CC: Doug Jones

RE:	Royal Caribbean Cruises Ltd.
Form 10-K for the year ended December 31, 2008

File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of the registrant, Royal Caribbean Cruises Ltd. (referred to herein as the “Company”), to the comments of the staff set forth in your letter dated July 10, 2009 in relation to the Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), filed by the Company on February 24, 2009.

For your convenience, we have set forth below each of the staff’s comments to the Form 10-K followed in each case by the Company’s response.

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies, page 32

1.

Refer to your response to prior comment number 2. You have disclosed that the (i) fair value of your derivatives are measured using valuation models which take into account various factors and assumptions, (ii) availability of observable inputs can vary and is affected by a wide variety of factors, and (iii) fair values may not represent actual values. It appears to us that fair value derived from a computation dependent upon the measurement technique and factors selected from a choice of techniques and factors available, for which the resultant amount is subject to periodic variability, is an estimate inherently uncertain that should be discussed as a critical accounting estimate, to the extent material to the financial statements. We believe this to be the case despite that the factors selected represent observable inputs used by market participants. We believe that information about the modeling methodology, assumptions, variables and inputs, and the basis for the factors used, along with explanation of the different outcomes possible under different circumstances or measurement methods, should

Royal Caribbean International
Celebrity Cruises

be included in management’s discussion of how measuring the fair value of your derivatives affects the financial statements, including amounts associated with comprehensive income and accumulated other comprehensive income. For example, it appears that amounts associated with cash flow hedges are material to comprehensive income reported for fiscal 2008 and 2007 and the quarterly periods ended March 31, 2009 and 2008. Further, the materiality of the impact of derivatives to the financial statements should consider the amount of the corresponding offset to the underlying exposure hedged. For example, it appears that the amount associated with your fuel derivatives reclassified from accumulated OCI for the quarterly period March 31, 2009 of $(53,323) is material to the net amount of fuel expense reported for the period of $154,875. We believe that information about the process used to value your derivative contracts and the related variability in the fair value computed from period to period may be important to readers of your financial statements. Accordingly, please expand your disclosure to include a discussion of your derivative financial instruments, as appropriate. Please provide us with your intended disclosure.

Response:

We will include the following critical accounting policy on our derivative financial instruments in the management discussion and analysis section of our second quarter 2009 10-Q:

We enter into forward and swap contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices. These instruments are designated as hedges and are recorded on the balance sheet at their fair value. Our derivative instruments are not held for trading or speculative purposes. We account for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS 133). See Note 2 and 14 of the Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2008 for more information on SFAS 133, the Company’s hedging programs and derivative financial instruments.

We enter into foreign currency forward contracts and interest rate, cross-currency and fuel swaps with third party institutions in over-the-counter markets. We estimate the fair value of our foreign currency forward contracts and interest rate and cross-currency swaps using expected future cash flows based on the instruments’ contract terms and published forward curves for foreign currency exchange and interest rates. We apply present value techniques and LIBOR-based discount rates to convert the expected future cash flows to the current fair value of the instruments.

We estimate the fair value of our fuel swaps using expected future cash flows based on the swaps’ contract terms and forward prices. We derive forward prices from forward fuel curves based on pricing inputs provided by third-party institutions that transact in the fuel indices we hedge. We validate these pricing inputs against actual market transactions. We also corroborate our fair value estimates using valuations provided by our counterparties.

We adjust the valuation of our derivative financial instruments to incorporate credit risk, when applicable.

We believe it is unlikely that materially different estimates for the fair value of our foreign currency forward contracts and interest rate, cross-currency and fuel swaps would be derived from using other valuation models, assumptions, inputs or conditions suggested by actual historical experience.

Liquidity and Capital Resources

Sources and Uses of Cash, page 44

2.

Refer to your response to prior comment number 3. We note that your foreign exchange contracts are accounted for as fair value or cash flow hedges depending on the designation of the related hedge. In this regard, please tell us whether any of the early terminated foreign currency forward contracts associated with hedges of ship construction payments denominated in Euros were designated as cash flow hedges. If so, tell us if any amounts associated with these hedges remain in accumulated other comprehensive (AOCI) and the amounts so remaining. If amounts remaining in AOCI are considered material, please disclose in management’s discussion and analysis the impact upon earnings when such amounts are eventually reclassified into earnings and the expected period that the impact will occur.

Response:

As noted in our correspondence dated June 4, 2009, we received settlements from early terminated foreign currency forward contracts of $147.8 million and $38.8 million in 2008 and 2007, respectively. Some of these early-terminated contracts were designated as cash flow hedges of ship construction payments denominated in Euros.

At December 31, 2008 and 2007 the following amounts associated with these hedges remain in accumulated other comprehensive income (AOCI).

(Amounts in millions)
	At December 31, 2008	At December 31, 2007

Gains (losses) remaining in AOCI:

For 2008 early settlements	$50.8	$-
For 2007 early settlements	(9.4)	(9.5)

	$ 41.4	$ (9.5)

When the ships under construction are placed in service we recognize in earnings the deferred gains and losses in AOCI on a straight-line basis over the ships’ estimated useful lives.

We will disclose in management’s discussion and analysis in future filings the impact on earnings of amounts remaining in AOCI related to early settlements of hedges designated as cash flow hedges and the expected period the impact will occur, if material.

Funding Sources, page 46

3.

Refer to your response to prior comment number 5. We do not believe that your revised disclosure in your first quarter 2009 Form 10-Q explains the underlying reasons for your working capital deficit, which appear to be unrelated to the existence of customer deposits. Please revise or advise.

Response:

We will revise our disclosure to include the following within the funding sources section of our Form 10-Q for the second quarter of 2009:

We had a working capital deficit of $2.0 billion as of June 30, 2009 as compared to our working capital deficit of $1.7 billion as of December 31, 2008. Similar to others in our industry, we are able to operate with a substantial working capital deficit because (1) passenger receipts are primarily paid in advance with a relatively low-level of accounts receivable (2) rapid turnover results in a limited investment in inventories and (3) voyage-related accounts payable usually become due after receipt of cash from related bookings. In addition, we finance the purchase of our ships through long-term debt instruments of which the current portion of these instruments increases our working capital deficit. The current portion of long-term debt increased from $472 million as of December 31, 2008 to $723 million as of June 30, 2009. We generate substantial cash flows from operations and our business model, along with our unsecured revolving credit facility, has historically allowed us to maintain this working capital deficit and still meet our operating, investing and financing needs. We expect that we will continue to have working capital deficits in the future.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Property and Equipment, page F-8

4.

Refer to your response to prior comment number 6. You state that costs incurred during drydocking that are not associated with a planned major maintenance activity (PMMA) to maintain class, such as routine replacement of minor parts, routine servicing or inspection of vessels and other costs associated with vessel refurbishments, are expensed as incurred. You also state that costs incurred during drydocking associated with scraping, pressure cleaning, bottom painting, and maintenance to steering propulsion, stabilizers thruster equipment and ballast tanks are PMMA subject to deferral and amortization. These PMMA costs appear similar in nature to the routine costs identified above that are expensed. Please explain to us and disclose why these costs are not also considered to be routine maintenance performed periodically for purpose of permitting vessels to continue to be operated in their current capacity that should be expensed as incurred in accordance with your repair and maintenance policy rather than costs incurred solely as a result of the regulatory requirement that a vessel be inspected.

Response:

We do not consider costs incurred during a drydock associated with scraping, pressure cleaning, bottom painting, and maintenance to steering propulsion, stabilizer thruster equipment and ballast tanks to represent routine maintenance for the following reasons:

•

As discussed in our June 4, 2009 correspondence, these costs are incurred during a PMMA and are necessary to maintain class certification. Class certification is a requirement for our cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships;

•

Class certification not only requires a survey to be performed but also that the vessel surveyed passes inspection. As such, all deficiencies identified during the inspection are repaired in order to maintain class certification; and

•

Costs related to these activities can only be performed while the ship is out of service. As discussed in our June 4, 2009 correspondence, the drydocks associated with these PMMAs are performed at specified time intervals ranging between thirty and sixty months. The drydocks are also scheduled at least 18 months in advance so as to factor the loss of the ship’s capacity for itinerary and revenue management planning purposes.

We believe for the aforementioned reasons that those costs that we have deferred as drydocking costs differ from our routine repair and maintenance costs which take place on a continuous basis onboard our ships. We believe our deferral of these PMMA costs is consistent with the accounting guidance found within FASB Staff Position AUGAIR-1, Accounting for Planned Major Maintenance Activities. All other maintenance costs are considered to be routine and are expensed as incurred including costs incurred during a drydock that are not associated with a PMMA. For instance, engine overhauls are not included within our deferred drydock expenses because these costs are incurred frequently and while the ship is in service.

In order to provide the staff with a sense of magnitude, total repair and maintenance expenses were approximately $217.0 million in 2008 as compared to drydock expenses deferred and amortized of $33.0 million and $27.0 million, respectively. Approximately $23.0 million of the drydock expenses deferred in 2008 relates to costs associated with scraping, pressure cleaning, bottom painting, and maintenance to steering propulsion, stabilizer thruster equipment and ballast tanks.

Note 16. Commitments and Contingencies

Litigation, page F-23

5.

Refer to your response to prior comment number 13. Please disclose the basis for your inability to estimate the impact or outcome of the litigation, as indicated in your response, so that investors may have a better context as to why no associated amounts have been disclosed. In connection with this, disclosing known amounts associated with litigation, with discussion as to why you believe such amounts are excessive or questionable, or disclosing the extent and circumstances to which amounts are aggregated with other defendants or cases, may provide meaningful information to enable a reader to understand the scope of the litigation affecting you. Further, stating that a matter will not have a material adverse impact infers that associated amounts are available and known. In this regard, we caution that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In this case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made, (refer to SAB Topic 5Y, question 2), or disclose the basis for your belief that it is not reasonably possible that the associated amount is material.

Response:

In future filings, subject to materiality, we will specify the known amount sought for litigation matters or, if we are unable to ascertain the amount sought, we will so state.  If we are unable to estimate the reasonably possible loss or range of loss, we will disclose the basis for our inability.  Subject to further developments in the matters disclosed below following the date of this response, we intend to include the following disclosure in the financial footnotes in our 2nd Quarter 2009 10-Q.

In January 2006, a purported class action lawsuit was filed in the United States District Court for the Southern District of New York alleging that we and certain other named cruise lines infringed rights in copyrighted works and other intellectual property by presenting performances on our cruise ships without securing the necessary licenses. In March 2009, the Court dismissed the complaint for failure to state a claim with sufficient particularity but granted leave to re-file. In April 2009 plaintiffs filed an amended complaint with substantially the same allegations as the original complaint except that it no longer seeks class action treatment and confines its allegations of infringement to plaintiffs’ copyrights of the theatrical production of Grease. The suit seeks payment of damages against all named defendants in an undetermined amount of not less than $10.0 million, as well as disgorgement of profits, a permanent injunction against future infringement and punitive and treble damages. We have filed a motion to dismiss the amended complaint or, alternatively, to sever and transfer the case to the United States District Court for the Southern District of Florida. We believe we have meritorious defenses to these claims which we will continue to vigorously pursue.

We have a lawsuit pending in the Circuit Court for Miami-Dade County, Florida against Rolls Royce, co-producer of the Mermaid pod-propulsion system on Millennium-class ships, for the recurring Mermaid pod failures. Alstom Power Conversion, the other co-producer of the pod-propulsion system, settled out of this suit in January 2006 for $38.0 million. In December 2008, Rolls Royce filed its answer to our lawsuit denying the allegations and asserting various affirmative defenses. Rolls Royce also counterclaimed that we engaged in a civil conspiracy with Alstom Power Conversion and its related parties (“Alstom”), that we tortiously interfered with Rolls Royce’s joint venture agreement with Alstom and that we caused Alstom to breach its fiduciary obligations owing to Rolls Royce under the joint venture agreement. Rolls Royce alleges damages against us in excess of $100.0 million for these claims. The case is set for trial in January 2010 and has been referred to mediation. We believe we have meritorious claims against Rolls Royce and meritorious defenses to the counterclaims, both of which we intend to vigorously pursue.

In July 2006, a purported class action lawsuit was filed in the United States District Court for the Central District of California alleging that we failed to timely pay crew wages and failed to pay proper crew overtime. The suit seeks payment of damages in an undetermined amount, including penalty wages under the United States Seaman’s Wage Act and equitable relief damages under the California Unfair Competition Law. In December 2006, the District Court granted our motion to dismiss the claim and held that it should be arbitrated pursuant to the arbitration provision in Royal Caribbean’s collective bargaining agreement. In November 2008, the United States Ninth Circuit Court of Appeals affirmed the District Court’s finding and plaintiffs’ subsequent request for rehearing and rehearing en banc was denied. In June 2009, the United States Supreme Court denied Plaintiffs petition for writ of certiorari. We believe we have meritorious defenses to these claims which we will continue to vigorously pursue.

The Miami District Office of the United States Equal Employment Opportunity Commission (“EEOC”) has alleged that certain of our shipboard employment practices do not comply with United States employment laws. In June 2007, the EEOC proposed payment of monetary sanctions of approximately $27.0 million and certain remedial actions. Following discussions with the EEOC regarding this matter, the EEOC informed us in April 2008 that they transferred the matter to its legal unit for litigation review. To date, no legal proceedings have been initiated. We believe we have meritorious defenses to these claims and, if proceedings are initiated, we intend to vigorously pursue them.

The Florida Attorney General’s office is investigating whether there is or has been a violation of state or federal anti-trust laws in connection with the setting by us and other cruise line operators of fuel supplements in 2007. We are cooperating with the Florida Attorney General’s office in connection with this investigation and to date the Florida Attorney General’s office has not initiated any proceedings against us.

Because of the inherent uncertainty as to the outcome of the proceedings and investigation described above, we are unable at this time to estimate the possible impact of these matters on us.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice

Brian J. Rice

Executive Vice President and

Chief Financial Officer